Exhibit 12.1
BRIGHAM EXPLORATION COMPANY
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND DIVIDENDS

	(in thousands, except ratios)
						Nine Months
						Ended
	For the years ended December 31,					September 30,
	2005	2006	2007	2008	2009	2010
Earnings available for fixed charges:

Income (loss) before income taxes (1)	$42,472	$32,532	$16,938	$(204,948)	$(123,225)	$29,111
Interest expense, net (2)	3,246	8,935	13,784	13,650	15,588	7,464
Preferred dividend reported as interest expense	734	606	606	608	606	269
Senior Note Discount	—	148	232	238	238	—

Earnings available	$46,452	$42,221	$31,560	$(190,452)	$(106,793)	$36,844

Fixed charges:

Expensed interest (3)	$3,246	$8,935	$13,784	$13,650	$15,588	$7,464
Capitalized interest	1,604	2,836	3,466	4,761	4,713	6,039
Preferred dividend and accretion	—	—	—	—	—	—
Preferred dividend reported as interest expense	734	606	606	608	606	269
Senior Note Discount	—	148	232	238	238	—

Fixed charges	$5,584	$12,525	$18,088	$19,257	$21,145	$13,772

Ratio of earnings to fixed charges	8.3x	3.4x	1.8x	NM	NM	2.7x

(1)	Before the cumulative effect of change in accounting principle.

(2)	Excludes capitalized interest and preferred dividend reported as interest expense.

(3)	Including amortized loan cost.